
02057550

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


SEC MAIL
RECEIVED
SEP 11 2002
WASH, D.C.
154
SECTION

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 Under the Securities Exchange Act of 1934

For the month of September, 2002

Cameco Corporation
(Commission file No. 1-14228)

2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)


PROCESSED
SEP 12 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _______ Form 40-F ✔

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ✔

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2002

Cameco Corporation
By:



Gary M.S. Chad
Senior Vice-President, Law,
Regulatory Affairs and
Corporate Secretary

Listed	Share Symbol
TSE	CCO
NYSE	CCJ

web site address:
www.cameco.com


Cameco

Cameco Corporation
2121-11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201 Web: www.cameco.com

Cameco Provides Update on its Investment in Bruce Power

Saskatoon, Saskatchewan, Canada, September 9, 2002 . . . .

Cameco Corporation today provides an update regarding Bruce Power Limited Partnership (Bruce Power) and the impact on Cameco of the financial difficulties announced by British Energy plc (BE), the majority owner in Bruce Power with 82.4%. Cameco owns 15% of Bruce Power and the two unions representing employees hold the remainder.

The government of the United Kingdom (UK) announced today that it will provide 410 million pounds (almost $1 billion Cdn) in working capital to cover BE's immediate cash requirements, if any, and to allow BE to stabilize its trading position in the UK and North America, including Bruce Power's trading position. This short-term agreement with the UK government will expire September 27, 2002. Cameco understands that BE has undertaken to resolve its longer-term financial situation.

As a condition of the agreement to provide financial assistance, the UK government required guarantees from certain BE subsidiaries, including Bruce Power. As part owner, Cameco has consented to Bruce Power providing the necessary guarantees.

Although the risk profile of Bruce Power has been temporarily increased by these recent events, Cameco's commitment to invest up to $100 million in Bruce Power and to provide up to $102 million in financial assurances remains unchanged. To date, Cameco has invested about $70 million exclusive of the $42 million that it invested in the initial fuel inventory purchase, which has been fully recovered from Bruce Power.

Bruce Power has responded to the recent inquiry by the Canadian Nuclear Safety Commission (CNSC) regarding its required financial guarantee. It is expected that the matter of Bruce Power's financial guarantee will be addressed at an upcoming, already scheduled meeting with the CNSC on September 12, 2002.

Cameco believes the Bruce reactors will continue to be safe and well-run and that Bruce Power will remain an important supplier of electricity, accounting for 15% of Ontario's requirements.

As additional information comes available, Cameco will provide further updates.

. . . 2/

Cameco, with its head office in Saskatoon, Saskatchewan, is the world's largest uranium supplier. The company's uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco's shares trade on the Toronto and New York stock exchanges.

Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.

- End -

For investor inquiries, please contact:

Bob Lillie
Manager, Investor Relations
Cameco Corporation
Phone: (306) 956-6639
Fax: (306) 956-6318

For media inquiries, please contact:

Jamie McIntyre
Director, Investor & Corporate Relations
Cameco Corporation
Phone: (306) 956-6337
Fax: (306) 956-6318